December 2, 2021

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	LunaDNA, LLC

Form 1-A POS

Filed November 19, 2021

File No. 024-10903

Ladies and Gentlemen:

This letter sets forth the responses of LunaDNA, LLC, a Delaware limited liability company (the “Company,” “LunaDNA” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2021 (the “Comment Letter”) concerning the Company’s third post-qualification amendment to its offering statement on Form 1-A. In conjunction with this letter, the Company is submitting a new post-qualification amendment to its offering statement on Form 1-A (the “Post-Qualification Amendment”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Part I, Item 2: Issuer Eligibility, page 1

1. We note that you did not timely file your most recent Form 1-K and Form 1-SA. In your response letter, please tell us whether or not the Company sold any securities during the time the Company was not current with respect to its annual and semiannual filings. Refer to Rule 251(d)(3)(i)(F). Please also provide a brief analysis as to whether the failure to timely file these reports affects the Company’s eligibility under Rule 251(b)(7) of Regulation A.

Response: The Company did not sell any securities during the time the Company was not current with respect to its annual and semiannual filings. As of the date the Post-Qualification Amendment was initially filed with the SEC and continuing through today’s filing of the Post-Qualification Amendment, the Company has filed with the Commission all reports required to be filed pursuant to Rule 257 of Regulation A during the preceding two years, in accordance with Rule 251(b)(7) of Regulation A. Rule 251(b)(7) does not have a timeliness requirement. We note that SEC Release No. 33-9741 adopting Amendments for Small and Additional Issues Exemptions under the Securities Act (Regulation A) describes a timeliness requirement in Rule 12g5-1(a)(7)(iv) for Rule 257 reports, but no such requirement was included in the definition of “Issuer” under Rule 251(b)(7). (Note that the Company does not rely on Rule 12g5-1(a)(7) for an exemption from the requirement to register under Section 12(g) of the Exchange Act; the Company’s assets did not exceed the threshold under Section 12(g)(1)(A) as of its last fiscal year end.)

Part II, Offering Circular, page 5

2. You state that your limited liability company has issued 361,942 shares pursuant to its operating agreement. In Items 1 and 4 of Part I you also list 361,942 as the number of securities you have outstanding, while on page 5 of your offering circular you state that with respect to your offering you have issued 358,070 shares with an additional 449,923 earned but not yet issued. Elsewhere, on page 21, you state that you have issued 358,070 shares in your company and, on page 42, you state that no shares are outstanding. Please clarify the number of shares outstanding and the number of shares being offered pursuant to your offering statement. If you intend to sell unsold securities covered by your earlier offering statement or to resell outstanding securities, please revise the cover page of your offering circular to identify the amount of such securities being included. Refer to Rule 251(d)(3)(i)(F) of Regulation A and Item 1 of Part II to Form 1-A.

Response: The Company respectfully advises the Staff that the number of outstanding shares in Items 1 and 4 of Part I was as of the November 19, 2021 initial filing date of the Post-Qualification Amendment. The number of outstanding shares on page 5 and elsewhere in the included offering circular was as of November 11, 2021. The Post-Qualification Amendment filed herewith conforms all shares numbers to the November 19, 2021 date and removes the sentence referenced by the Staff on page 42. The Company respectively advises the Staff that the Post-Qualification Amendment relates only to the offering statement that was originally qualified on December 3, 2018. The number of shares stated on the cover page has therefore not changed from the initially qualified offering circular and the Company is not reselling any outstanding securities. In accordance with Rule 251(d)(3)(i)(F), the Company is filing a new offering circular on Form 1-A on or about the same time as the Company is filing the Post-Qualification Amendment with this letter. The new offering circular on Form 1-A includes or will include on the cover page a notation as to the inclusion of unsold securities pursuant to Rule 251(d)(3)(i)(F).

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If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Joe Beery
Joe Beery
Chief Executive Officer

cc: John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP